Exhibit 5.4

September 23, 2013

Cedar Fair, L.P.

Magnum Management Corporation

Canada’s Wonderland Company

One Cedar Point Drive

Sandusky, Ohio 44870-5259

Re:	Registration Statement of Cedar Fair, L.P.

Ladies and Gentlemen:

Michigan’s Adventure, Inc., a Michigan corporation (“Adventure”) and Cedar Point of Michigan, Inc., a Michigan corporation (“CPM”), have requested that we furnish this opinion in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed by Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), in connection with an offer by Cedar Fair, Magnum Management Corporation, an Ohio corporation (“Magnum Management”), and Canada’s Wonderland Company, a Nova Scotia, Canada unlimited liability company (“Cedar Canada” and, together with Cedar Fair and Magnum Management, the “Issuers”) to exchange up to $500,000,000 aggregate principal amount of their 5.25% Senior Notes due 2021 (the “Outstanding Notes”) and the related guarantees for an equal amount of their 5.25% Senior Notes due 2021 (the “Exchange Notes”) and related guarantees (the “Guarantees”), which have been registered under the Securities Act of 1933, as amended. Cedar Fair’s offer is referred to in this letter as the “Exchange Offer.”

The Outstanding Notes were issued pursuant to a Purchase Agreement among the Issuers, the Guarantors (as defined in the Purchase Agreement), and the Initial Purchasers (as defined in the Purchase Agreement) dated February 28, 2013 (the “Purchase Agreement”). The Outstanding Notes are guaranteed, and the Exchange Notes, when issued in accordance with the Indenture (as defined below), will be guaranteed, by certain affiliates of the Issuers, including Adventure and CPM. Adventure and CPM are collectively referred to in this opinion as the “Michigan Guarantors”. Each capitalized term that this opinion letter uses but does not define has the meaning given in the Purchase Agreement.

In connection with the Exchange Offer, we have examined the following documents (“Transaction Documents”):

•	Purchase Agreement;

•	Indenture dated March 6, 2013 between the Issuers, the Guarantors, and The Bank of New York Mellon, as trustee (the “Indenture”);

We have also examined the following documents (“Authority Documents”):

WARNER NORCROSS & JUDD LLP

ATTORNEYS AT LAW

900 FIFTH THIRD CENTER 111 LYON STREET, N.W.

GRAND RAPIDS, MICHIGAN 49503-2487 WWW.WNJ.COM

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Good standing certificates dated September 12, 2013, issued by the Michigan Department of Energy, Labor & Economic Growth (“Department”) with respect to each of the Michigan Guarantors (“Good Standing Certificates”).

•	Articles of Incorporation of Adventure, including all amendments as certified by the Department on September 12, 2013.

•	Articles of Incorporation of CPM, including all amendments as certified by the Department on September 12, 2013.

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An Officer’s Certificate dated September 23, 2013, signed by an officer of the Michigan Guarantors, certifying as to the Articles of Incorporation, bylaws, the continued effectiveness of certain resolutions and certain other matters with respect to each of the Michigan Guarantors (“Officer’s Certificate”).

We have assumed (1) the genuineness of all signatures and of all documents submitted to us as originals, (2) that each copy submitted to us conforms to the original, (3) the legal capacity of each natural person and (4) that each party (other than the Michigan Guarantors) who is a party to a Transaction Document has the power to enter into and perform its obligations under it and that each of the Transaction Documents has been duly authorized, executed and delivered by, and is binding and enforceable against, each such party. We have also assumed that the representations of the parties in the Transaction Documents, and the statements in the Authority Documents as they relate to factual matters (and not legal conclusions), are true and correct as of the date of this opinion.

Based on the foregoing and subject to the assumptions, limitations and qualifications set forth in this letter, we express the following opinions:

1. Each Michigan Guarantor is validly existing as a corporation and is in good standing under the laws of the State of Michigan.

2. Each Michigan Guarantor has, and had at the date of the execution and delivery of the Indenture, the corporate power and corporate authority to execute and deliver the Indenture and to perform its obligations under it, including the issuance of the Guarantees pursuant to the Indenture.

3. The execution and delivery by the Michigan Guarantors of, and the performance by the Michigan Guarantors of their obligations under, the Indenture have been duly authorized by all necessary corporate action on the part of the Michigan Guarantors. The Guarantees have been duly authorized by the Michigan Guarantors.

4. The Indenture has been duly executed and delivered by each Michigan Guarantor.

5. The execution, delivery and performance by each Michigan Guarantor of the Indenture, including the issuance of the Guarantees, will not violate (a) the Articles of Incorporation of such Michigan Guarantors, (b) the bylaws of such Michigan Guarantor or (c) any Michigan statute, rule or regulation.

We do not express an opinion as to any laws, statutes, rules or regulations other than the laws, statutes, rules and regulations of the State of Michigan (excluding municipal or other local ordinances, codes and regulations).

The opinions expressed above are as of the date of this letter, and we do not assume an obligation to update or supplement those opinions to reflect a fact or circumstance that in the future comes to our attention or a change in law that in the future occurs or becomes effective. This letter is limited to the matters set forth in it, and no opinions are implied or may be inferred beyond those expressly stated above.

We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued under it. We further consent to the reliance by Simpson Thacher & Bartlett LLP in rendering its opinions to you with respect to the transactions contemplated in the Indenture and the Registration Statement.

Very truly yours, WARNER NORCROSS & JUDD LLP

By	/S/ BRUCE C. YOUNG
Bruce C. Young, Partner

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